DIRECT LED, INC.
231 W. 39th Street, Suite 726
New York, New York 10018

September 19, 2012

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           Direct LED, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed: July 18, 2012
File No.: 333-182737

Dear Mr. Spirgel:

We are in receipt of your correspondence dated August 2, 2012, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Registration Statement on Form S-1

General

1.	A discussion of the Company’s relationship and/or agreement with Premiere Opportunities Group, Inc. as it relates to a distribution of the Company’s shares to Premiere shareholders is as follows:

Prospectus Cover Page, page iii

2.	The number of shares being offered has been provided.

3.	The per share offering price has been provided pursuant to Item 501(b)(3) of Regulation S-K.

4.	Disclosure indicating the absence of a market for the Company’s shares has been provided.

5.	The Commission legend has been reflected more prominently in the disclosure.

6.	The Plan of Distribution for the securities offered has been provided.

7.	The date of the prospectus has been provided.

8.	Language for the Commission legend has been provided pursuant to Item 501(b)(1) of Regulation S-K.

9.	Disclosure indicating that the Company is an emerging growth company has been provided.

Securities & Exchange Commission

10.	The Company is not a “shell” company as it has already reported sales of $96,000. Although the Company is seeking to expand through seeking and building relationships.

 Summary of Our Offering, page 1

11.
Disclosure under “Our Business” which provides clarification to the references to A19 LED lights, AC-LED technology, Light & Light LED bubs, and “patented technology” has been provided. In addition, disclosure as to how the technology has been demonstrated has been provided along with clarification of the Company’s ability to market its products through major retailers.

12.
Disclosure which clarifies the current state of the Company and what activities the Company has engaged in to date has been provided. The Company has also disclosed its plans for product manufacturing.

13.	The financial status of the Company has been provided along with its capital needs for the next 12 months.

14.	The Company’s address and telephone number has been provided.

Financial Summary, page 2

15.	The period for the financial data presented has been disclosed.

Risk Factors, page 3

16.	Industry risk factors have been provided.

Out auditors have expressed substantial doubt..., page 3

17.	The Disclosure indicating the auditors have expressed substantial doubt has been deleted to be consistent with the auditor’s report.

We have no customers to date…, page 3

18.	The risk factor which discloses that the Company has no customers has been elected since we have sales of $96,000 as set forth in the financial statements.

We are seeking additional financing to fund our products development…, page 3

19.	Disclosure indicating our 12 month capital requirement and time table for raising capital has been provided.

As a result of becoming a reporting company…, page 4

20.	The expected costs for this offering which include reporting requirements over the next 12 months has been provided.

Securities & Exchange Commission

Because the company has not, and may never generate revenues…, page 4

21.	Disclosure indicating that the Company will receive proceeds of the offering has been deleted.

We are controlled by current officers, directors and principle stockholders, page 4

22.	The percentage of outstanding shares held by officers, directors, and principle shareholders following the offering has been provided.

There is currently no market for our common stock…, page 5

23.	The risk factor relative to no current market for our common stock has been revised as requested.

While we expect to apply for listing on the OTCQB…, page 5

24.	A brief description of the requirements to become listed on the OTCQB has been provided. The Company will seek a market member to assist in filing its 15C211 with FINRA.

Selling Stockholders, page 7

25.	The shareholders in the selling shareholder table not offering any shares have been removed from the table.

26.
Disclosure indicating that the selling shareholders are underwriters and will continue to be deemed underwriters whose sales are designed to create a market in the Company’s securities based on the unavailability of Rule 144.

Description of Business, page 12

27.	Disclosure as to the Company’s outsourcing product development partner, including their experience and the nature of the Company’s agreement with them has been provided.

Our Product, page 13

28.	Disclosure of our product along with a clear basis for the Company’s claims has been provided.

29.	Disclosures as to the patented technology and how the Company intends to have the right to use such a technology has been provided.

30.	Disclosure as to the status of the Company’s discussions regarding the sale of its products to major retail chains has been provided.

31.	Our intended operational strategies have been provided.

32.	A description of the “end cap” program has been provided.

Securities & Exchange Commission

33.	The descriptive term “newest” in conjunction with technology has been deleted.

34.	Disclosure indicating managements factual basis for its three year sales projecting have been provided

Legal Proceedings, page 15

35.	Please note that Mr. Gruber no longer serves as an officer or director of the Company.

Management’s Discussion and Analysis, page 15

Plan of Operation, page 15

36.	Disclosure as to 12 month budget requirements and costs of issuance and distribution has been provided.

37.	Milestones for business operations and dates for completion along with funding requirements have been provided.

38.	Acquisition language in the document has been reconciled for consistency.

Management’s Discussion and Analysis or Plan of Operation

39.	Disclosure which reconciles revenue received, lack of a going concern letter and cash on hand at end of fiscal year has been provided.

Security Ownership of Certain Beneficial Owners and Management, page 16

40.	Disclosure indicating management does in fact own shares in the Company has been provided. (See Security Ownership of Certain Beneficial Owners and Management)

Executive Compensation, page 16

41.	Plans for executive compensation have been disclosed.

Biographical Information, page 18

42.	Mr. Gruber no longer serves as an officer and direct of the Company.

43.	Mr. Angel and Mr. Morris’ biographies have been revised per comment.

Market for Common Equity and Related Stockholder Matters, page 19

44.	The correct number of shareholders has been properly reflected.

Certain Relationships and Related Transactions, page 19

Securities & Exchange Commission

45.	Disclosure clarifying that there is currently no conflict of interest with management and the policy for addressing such potential conflict has been provided.

Financial Statements

46.	May 31 is not the fiscal year end, the board is currently in the process of making such determination.

Balance Sheet, page F-2

47.	Total current liabilities have been removed from Total assets.

Statement of Cash Flows, page F-5

48.	The audited financial statements were prepared correctly, the net income is correct as on the original financial statements attached.

Notes to Financial Statements

General

49.	This disclosure has been added.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ John Morris

President